UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LANGUAGE ACCESS NETWORK, INC.
___________________________________________________________________________
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
___________________________________________________________________________
(Title of Class of Securities)

515859 10 6
____________________________________
(CUSIP Number)

Panos Industries, LLC
1350 E. Flamingo Road, #77
Las Vegas, NV  89119
Phone:  (702) 235-7267
___________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2008
___________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a  statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

CUSIP NO. 515859 10 6

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons:	Panos Industries, LLC
I.R.S. Identification Nos. of above persons (entities only):  20-4208496

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[_]

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	[ ]

6.	Citizenship or Place of Organization:	Nevada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	11,265,075 SHARES

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	11,265,075 SHARES

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	11,265,075 SHARES

Consisting of:
1. 11,057,075 Shares of Common Stock held in name of Panos Industries, LLC
2. 100,000 Shares of Common Stock held in Wife’s name (Allison Panos)
3. 100,000 Shares of Common Stock held in Wife’s name FBO Daughter Lauren Panos
4. 8,000 Shares of Common Stock held in name of Edward Panos, sole owner of Panos Industries, LLC

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

CUSIP NO. 515859 10 6

13.	Percent of Class Represented by Amount in Row (11): 35%

14.	Type of Reporting Person (See Instructions): OO – Limited Liability Company

ITEM 1.                       SECURITY AND ISSUER.

This statement relates to the Common Stock, par value $0.001 per share (the "Shares"), of Language Access Network, Inc., a Nevada Corporation (the "Issuer").  The Issuer's current principal executive offices are located at 111 W. Rich Street, Suite 150, Columbus, Ohio 43215.

ITEM 2.                       IDENTITY AND BACKGROUND

This Statement is being filed by Panos Industries, LLC, a Nevada limited liability company (the “Reporting Person”).  The Reporting Person was organized under the laws of the State of Nevada to conduct any lawful business, including but not limited to investing in the Issuer. The principal business address of the Reporting Person is 1350 E. Flamingo Road, #77 Las Vegas, NV 89119. The sole person controlling the Reporting Person is set forth on Schedule A attached hereto.

(d) and (e). During the previous five (5) years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

a.	11,265,075 shares acquired broken down as follows:

i.	10,770,720 shares acquired 01/16/2008 at a price of $0.001 per share as a result of a conversion of two promissory notes that were issued in June and August, 2005
ii.	256,240 shares acquired 01/22/2008 at a price of $0.001 per share as conversion of interest due on two promissory notes issued in June and August, 2005
iii.
200,000 shares acquired 08/21/2007 at a price of $0.10 per share in a private stock sale transaction issued in the name of Allison Panos, wife of Edward Panos, and Allison Panos for benefit of Lauren Panos, daughter of Edward Panos, over which Mr. Panos has voting rights

iv.	8,000 shares acquired 01/26/2006 at a price of $0.25 per share
v.	All shares have been acquired with personal funds

b.	Options

i.	Panos Industries, LLC nor Mr. Edward Panos have any options in Language Access Network, Inc.

c.	Disposition of shares as follows: N/A

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ITEM 4.                       PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the acquisition of the Issuer’s common shares beneficially owned by the Reporting Person. The Reporting Person acquired the securities of the Issuer for investment purposes. Depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Person may purchase additional securities of the Issuer, or dispose of some or all of the securities from time to time in open market transactions, private transactions or otherwise.

The Reporting Person does not have any plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

ITEM 5.                       INTEREST IN SECURITIES OF THE ISSUER.

(a)
The Reporting Person is currently the beneficial owner of 11,265,075 shares of Common Stock of the Issuer, representing approximately 35% of the Issuer's common stock (based upon 32,132,333 outstanding shares of common stock as of January 17, 2008 as reported on the Issuer’s Form 8-K filed on January 17, 2008 with the SEC).

(b)	The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

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(c)
On January 16, 2008, Panos Industries acquired 10,768,720 shares of common stock of Language Access Network, Inc. through the conversion of $80,000 in promissory notes issued to Mr. Panos in June and August, 2005 at a conversion rate of $0.001 per share plus interest at a rate of 10% per annum from the date the promissory note was issued. An error was made by the transfer agent in issuing these shares resulting in the fact that there was a shortage of 256,240 shares issued, causing an additional 256,240 shares of stock to be issued on January 22, 2008 to rectify the discrepancy. Mr. Edward Panos, in accordance with the provision of the promissory notes, elected to have all the shares issued in the name of his company, Panos Industries, LLC.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.                       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as provided herein, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the individuals named in Schedule A hereto, has any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.                       MATERIAL TO BE FILED AS EXHIBITS.

Not applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2008

Panos Industries, LLC

By: /s/ Edward Panos
Edward Panos

Schedule A
Controlling Persons of
Panos Industries, LLC

Set forth below is the name, business address, present principal occupation or employment, and citizenship for each control person of the Reporting Person. Unless otherwise indicated, the business address of each individual set forth below is Panos Industries, LLC, 1350 E. Flamingo Road, #77 Las Vegas, NV 89119.

Individual Ultimately Controlling Reporting Person	Occupation	Citizenship
Edward Panos	Entrepreneur	United States